Robotti
Value Investors

Robotti Securities, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057
www.robotti.com

February 21, 2020

Securities & Exchange Commission
New York Regional Office
Attn: Broker Dealer
200 Vesey Street, Suite 400
New York, NY 10281

Re: Robotti Securities, LLC (CRD#13251) 2019 Annual Audited Financial Statements

Dear Sir or Madam,

As required, enclosed please find a copy of the 2019 audited financial statements ("2019 Annual Audit Report") for Robotti Securities, LLC. In addition, we are herewith submitting a copy of our 2019 audited Statement of Financial Condition so that our 2019 Annual Audited Report will be treated confidentially. Accordingly, each page of our 2019 Annual Audit Reports enclosed herein, is marked "Confidential."

In addition, corresponding to the Facing page checklist, I am also including the SIPC Supplemental Report.

If you have any questions, please do not hesitate to contact me at 646 442-6726.

Sincerely,

Erwin Mevorah
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street Suite 3100
(No. and Street)

New York	New York	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Robotti — 212 986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CONFIDENTIAL

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti Securities, LLC, as of Decembr 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN KAPLAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6052215
Qualified In Rockland County
My Commission Expires December 11, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

ROBOTTI SECURITIES, LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e) (3)

YEAR ENDED DECEMBER 31, 2019

CONFIDENTIAL

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2019, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CONFIDENTIAL

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Robotti Securities, LLC's financial statements. The supplemental information is the responsibility of Robotti Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 19, 2020

CONFIDENTIAL

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 423,162
Commissions receivable	23,194
Securities owned, at fair value	273,277
Prepaid expenses and other assets	40,880
Deposit held at clearing broker	104,287
Furniture and equipment, less accumulated depreciation of $78,458	22,653
TOTAL ASSETS	$ 887,453

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation costs	$ 51,007
Accounts payable, accrued expenses, and other liabilities	77,784
Due to Parent and other related parties	29,335
Total liabilities	158,126
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)	
Member's equity	729,327
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 887,453

See accompanying notes to financial statements.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commissions	$ 871,420
Research and sales services – affiliate	198,726
Research	106,838
Trading and investment loss, net	51,791
Other revenues	30,673
Total revenues	1,259,448
Expenses:	
Non-commission compensation costs, including benefits and payroll taxes	894,050
Commissions and fees	312,253
Occupancy	180,959
Clearance and execution	119,533
Professional	94,332
Quotation and exchange	82,777
Regulatory and related costs	44,821
Travel and meals	15,862
Telecommunication	16,174
Depreciation	5,661
Office and other operating expenses	74,679
Total expenses	1,841,101
Loss before income tax benefit	(581,653)
Income tax benefit	2,653
Net loss	(579,000)
Member's equity – beginning	733,327
Contributions from Parent	575,000
MEMBER'S EQUITY – ENDING	$ 729,327

See accompanying notes to financial statements.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net loss	$ (579,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	5,661
Changes in assets and liabilities:	
Commissions receivable	4,381
Securities owned, at fair value	(35,645)
Prepaid expenses and other assets	14
Deposit held at clearing broker	(2,493)
Accrued compensation costs	(145,383)
Accounts payable, accrued expenses, and other liabilities	1,247
Due to Parent and other related parties	(11,027)
Net cash used in operating activities	(762,245)
Cash used in investing activities:	
Purchase of fixed assets	(11,879)
Cash provided by financing activities:	
Contributions from Parent	575,000
Net decrease in cash and cash equivalents	(199,124)
Cash and cash equivalents - beginning	622,286
CASH AND CASH EQUIVALENTS – ENDING	$ 423,162

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable.

Marketable securities are stated at fair value.

Revenue Recognition

Effective January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers,* and all related amendments. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company earns commission revenue by acting primarily as an agent on behalf of customers. The Company's performance obligations in such situations consist of trade execution and clearing services and are satisfied on the date (the "Trade Date") the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. Commissions are paid to the Company on the date the trade actually settles, generally two days after the Trade Date. Accordingly, commission revenues and a correspondingly receivable are recorded on the Trade Date.

Under commission management programs, the Company is a recipient of research payments from institutional clients whereby a portion of the commissions otherwise paid by such clients to other executing brokers are allocated to the Company for research services provided by it. The Company generally recognizes such amounts in the period in which it receives notification of such discretionary allocation by the institutional client.

The Company earns revenues from various related parties, as further discussed in Note 3 to the financial statements.

Concentration of Credit Risk

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

Income Taxes

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone basis and is included in the Company's statement of operations and changes in member's equity.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

Major Customers

During 2019, two of the Company's customers each accounted for more than 10% of the Company's commission revenue. In aggregate, these customers accounted for approximately 49% of total commission revenue. Each of these entities is related to the Company by common ownership, management, or employment.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

New Accounting Pronouncement

Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases*. The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for operating leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP requirements. The Company has evaluated the impact of ASC 842 on the Company's financial statements and has determined there was no impact.

NOTE 2. **FURNITURE AND EQUIPMENT**

Furniture and equipment at December 31, 2019, consisted of the following:

Furniture and equipment	$ 101,111
Less: accumulated depreciation	(78,458)
Furniture and equipment, net	$ 22,653

Depreciation expense for the year ended December 31, 2019, amounted to $5,661.

NOTE 3. **RELATED-PARTY TRANSACTIONS**

Insurance Services

Certain insurance brokerage services are provided by an entity that is owned by a family member of an officer of the Company. This officer is also the indirect majority member of the Company. During the year ended December 31, 2019, the Company incurred approximately $10,000 of expenses related to insurance premiums due to non-affiliated third-party insurance companies for services brokered by this related party.

Commission Income

For the year ended December 31, 2019, the Company earned commission income totaling approximately $478,000 from several entities related to the Company by common

CONFIDENTIAL

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Commission Income (Continued)

ownership, management, or employment. Such revenue amounted to approximately 55% of total commission income earned by the Company in 2019. In addition to the aforementioned commission income, the Company is the introducing broker-dealer for a pooled investment vehicle (the "Fund") affiliated with the Company. The securities owned by the Fund are primarily held at the Company's clearing broker. The Fund's trading activity is executed primarily in foreign markets and the Company assists the Fund in ensuring that all security transactions held at the clearing broker clear and are properly posted in the Fund's account. The Company will usually utilize a local market broker ("Local Broker") to execute the Fund's security transactions in foreign markets and passes on to the Fund, without mark-up, direct costs received from the clearing broker for such services. In most instances, the Local Broker will charge a commission on trades executed for the Fund, without any further markup by the Company. On occasion, with regard to certain Fund trades (the "Trades"), the Company will charge the Fund a commission in excess of the amount charged by the Local Broker or will execute a trade for the Fund in the United States. In 2019, the Company earned approximately $5,000 in commissions for Trades executed and the Company remitted, commissions, if any, due to the Local Broker.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Expense Sharing Arrangements (Continued)

shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates. Total Allocated Costs charged to the Company by the Parent in 2019, and included in the accompanying statement of operations and changes in member's equity, amounted to approximately $695,000. Total Allocated Costs charged by the Company to the Affiliates in 2019 amounted to approximately $72,000 and have been recorded as a reduction of the expenses that they relate to.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $2,100 of securities of a company in which an officer of the Company serves as a director.

Research Services - Affiliate

The Agreement provides that specified compensation costs ("Advisor Compensation Costs") of certain employees who provide research and sales services that benefit Advisors are charged to the Company. Pursuant to the Agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors has agreed to pay the Company a 25% markup on such costs.

In 2019, such revenue to the Company amounted to approximately $199,000.

Execution Services for Wrap Fee Accounts

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged by Advisors a single asset-based fee ("Wrap Fee") for both advisory and trade execution services. While Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed-upon percentage that will be re-evaluated each year based on applicable costs and trade volume. Total Wrap Fees allocated to the Company in 2019 amounted to approximately $30,000 and are included

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Execution Services for Wrap Fee Accounts (Continued)

in "Commissions" in the accompanying statement of operations and changes in member's equity.

Placement Services

The Company has entered into placement agent agreements with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles. As compensation for these services, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a 5% markup. The amount due employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company. In 2019, such revenue to the Company amounted to approximately $2,000.

NOTE 4. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2019, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company had net capital of $622,074, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 25.42% as of December 31, 2019.

In 2019, the Company received capital contributions from the Parent amounting to $575,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2021.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2019, the Company did not hold any short positions.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Parent adopted a 401(k) plan (the "401(k)") that will cover employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any. There was no employer match with regard to 2019 and an adjustment was recorded to reverse the previously estimated employer match for 2018. Accordingly, for the year ended December 31, 2019, the Company's allocable share of such reversal amounted to approximately $14,000.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 7,346	$ -	$ -	$ 7,346	(a)
Held at bank	1,299	-	-	1,299	(a)
Total money market funds	8,645	-	-	8,645	
U.S. government obligations:					
U.S. Treasury Bill held at clearing broker	103,413	-	-	103,413	(a)
Equity securities owned, at fair value:					
Consumer discretionary	-	7,200	-	7,200	(a)
Energy sector	143,648	-	-	143,648	(a)
Health care	-	43	-	43	(a)
Industrials	-	4,288	-	4,288	(a)
Materials	45,040	-	-	45,040	
Real estate	-	1,643	-	1,643	(a)
Transportation & shipping	71,415	-	-	71,415	(a)
Total equity securities owned, at fair value	260,103	13,174	-	273,277	
Total money market funds and securities owned	$372,161	$13,174	$ 0	$385,335	

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

Money market funds, as well as long and short equity securities, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. There were no Level 3 investments.

SUPPLEMENTAL INFORMATION

CONFIDENTIAL

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL

Capital:	
Member's equity	$729,327
Non-allowable assets:	
Prepaid expenses and other assets	39,902
Furniture and equipment, net	22,653
Total non-allowable assets	62,555
Net capital before haircuts on securities positions	666,772
Haircuts on securities positions	44,698
NET CAPITAL	622,074
Minimum net capital	100,000
Excess net capital	$522,074
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$502,074

MINIMUM NET CAPITAL REQUIREMENT

Total aggregate indebtedness ("AI") from statement of financial condition	$158,126
One-fifteenth of AI	$10,542
Statutory minimum net capital required	$100,000
Minimum net capital, the greater of one-fifteenth of AI or the statutory minimum	$100,000
Percentage of AI to net capital	25.42%

No material differences existed between the above computation of net capital and the Company's computation included in its unaudited December 31, 2019, FOCUS report.

See report of independent registered public accounting firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Robotti Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Robotti Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Robotti Securities, LLC stated that Robotti Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Robotti Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robotti Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

White Plains, New York
February 19, 2020

CONFIDENTIAL

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Robotti
Value Investors

Robotti Securities, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057
www.robotti.com

Robotti Securities, LLC
Exemption Report

Robotti Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the calendar year ending December 31, 2019 without exception.

Robotti Securities, LLC

I, Robert Robotti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Signature:
Name: Robert Robotti
Title: Chief Executive Officer

January 16, 2020

CONFIDENTIAL

ROBOTTI SECURITIES, LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 19, 2020

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 423,162
Commissions receivable	23,194
Securities owned, at fair value	273,277
Prepaid expenses and other assets	40,880
Deposit held at clearing broker	104,287
Furniture and equipment, less accumulated depreciation of $78,458	22,653
TOTAL ASSETS	$ 887,453

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation costs	$ 51,007
Accounts payable, accrued expenses, and other liabilities	77,784
Due to Parent and other related parties	29,335
Total liabilities	158,126
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)	
Member's equity	729,327
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 887,453

See accompanying notes to financial statement.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable.

Marketable securities are stated at fair value.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

Income Taxes

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed by the Company on a standalone basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

New Accounting Pronouncements

Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases*. The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for operating leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP requirements. The Company has evaluated the impact of ASC 842 on the Company's financial statements and has determined there was no impact.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2019, consisted of the following:

Furniture and equipment	$ 101,111
Less: accumulated depreciation	(78,458)
Furniture and equipment, net	$ 22,653

NOTE 3. RELATED-PARTY TRANSACTIONS

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $2,100 of securities of a company in which an officer of the Company serves as a director.

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Research Services - Affiliate

The Agreement provides that specified compensation costs ("Advisor Compensation Costs") of certain employees who provide research and sales services that benefit Advisors are charged to the Company. Pursuant to the Agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors has agreed to pay the Company a 25% markup on such costs.

Placement Services

The Company has entered into placement agent agreements with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Manager"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

As compensation for these services, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a 5% markup. The amount due employees is based on a percentage of management fee and incentive allocations earned by the Manager relating to interests in the vehicles placed by the Company.

NOTE 4. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2019, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company had net capital of $622,074, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 25.42% as of December 31, 2019.

In 2019, the Company received capital contributions from the Parent amounting to $575,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2021.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positons when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2019, the Company did not hold any short positions.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Parent adopted a 401(k) plan (the "401(k)") that will cover employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 7,346	$ -	$ -	$ 7,346	(a)
Held at bank	1,299	-	-	1,299	(a)
Total money market funds	8,645	-	-	8,645	
U.S. government obligations:					
U.S. treasury bill held at clearing broker	103,413	-	-	103,413	(a)
Equity securities owned, at fair value:					
Consumer discretionary	-	7,200	-	7,200	(a)
Energy sector	143,648	-	-	143,648	(a)
Health care	-	43	-	43	(a)
Industrials	-	4,288	-	4,288	(a)
Materials	45,040			45,040	
Real estate	-	1,643	-	1,643	(a)
Transportation & shipping	71,415	-	-	71,415	(a)
Total equity securities owned, at fair value	260,103	13,174	-	273,277	
Total money market funds and securities owned	$372,161	$13,174	$ 0	$385,335	

Money market funds, as well as long and short equity securities, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. There were no Level 3 investments.